February 26, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the number of the GSM subscribers of Smart Communications Inc. and Pilipino Telephone Corporation which as of December 31, 2002 reached 8.6 million, growing by 2.6 million subscribers over the combined base of 6.0 million GSM subscribers last year.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

February 26, 2003	SECURITY CODE: CM-040

Philippine Stock Exchange, Inc.

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a Current Report with respect to a discloseable event/information. This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

February 26, 2003

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Atty. Justina F. Callangan

Director, Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with respect to a discloseable event/information.

Thank you.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1.                  26 February 2003

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664; 814-3552

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

By December 31, 2002, the GSM subscribers of Smart Communications Inc. (Smart) and Pilipino Telephone Corporation (Piltel) reached 8.6 million, growing by 2.6 million subscribers over the combined base of 6.0 million GSM subscribers last year. This represents a 57 percent share of the total wireless market in the Philippines. In the fourth quarter alone, Smart and Piltel added close to 1 million GSM subscribers allowing both companies to end the year with 6.8 million Smart and 1.8 million Talk 'N Text subscribers, respectively.

On a stand-alone basis, Smart’s GSM subscriber base increased from 4.6 million subscribers as of 31stth December 2001 to 6.8 million subscribers as of 31st December 2002, or an increase of 2.2 million subscribers. This maintains Smart’s position as the leading GSM cellular provider in the country with a market share of 45 percent. For the fourth quarter alone, net adds for Smart totaled close to 900,000 new subscribers.

As of 24th February 2003, Smart and Talk ‘N Text reached over 9 million subscribers as net additions in the first two months of 2003 indicate a continuing strong demand for both cellular services.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: 26 February 2003

Distribution Copies: 5 copies - Securities and Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary